                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                            Cell Therapeutics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   150934107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

 Will Horne c/o Phoenix Partners, 1000 Second Avenue, Suite 3600, Seattle, WA
                                     98104
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 21, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

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  CUSIP NO. 150934107                                      PAGE 2 OF 19 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      THE PHOENIX PARTNERS II LIMITED PARTNERSHIP LIQUIDATING TRUST
      TAX I.D. 91-1281229 SEE ITEM 2 FOR IDENTIFICATION OF TRUSTEE.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      WC

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                                                               S 2(d) OR 2(e)[_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      WASHINGTON

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                                    190,133(A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                                        0(A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                                     190,133(A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                                        0(A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                                                                  190,133(A)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12   (SEE INSTRUCTIONS)
                                                                         [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                                                                       1.46%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
      00

------------------------------------------------------------------------------

(A) Excludes an aggregate of 534,459 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. See Exhibit A hereto.
                                           ---------

                                 SCHEDULE 13D

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  CUSIP NO. 150934107                                      PAGE 3 OF 19 PAGES
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------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      PHOENIX MANAGEMENT PARTNERS II, A WASHINGTON PARTNERSHIP
      TAX I.D. 91-1281232 SEE ITEM 2 FOR A LIST OF GENERAL PARTNERS

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      WC

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                                                               S 2(d) OR 2(e)[_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      WASHINGTON

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                                    190,133(A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                                        0(A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                                     190,133(A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                                        0(A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                                                                  190,133(A)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12   (SEE INSTRUCTIONS)
                                                                         [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                                                                       1.46%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
      PN

------------------------------------------------------------------------------

(A) Excludes an aggregate of 534,459 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. See Exhibit A hereto.
                                                          ---------

                                 SCHEDULE 13D

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  CUSIP NO. 150934107                                      PAGE 4 OF 19 PAGES
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      THE PHOENIX PARTNERS III LIMITED PARTNERSHIP
      TAX I.D. 91-1345481 SEE ITEM 2 FOR IDENTIFICATION OF GENERAL PARTNERS

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      WC

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                                                               S 2(d) OR 2(e)[_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      WASHINGTON

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                                    234,459(A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                                        0(A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                                     234,459(A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                                        0(A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                                                                  234,459(A)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12   (SEE INSTRUCTIONS)
                                                                         [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                                                                       1.80%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
      PN

------------------------------------------------------------------------------

(A) Excludes an aggregate of 490,133 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. See Exhibit A hereto.
                                                          ---------

                                 SCHEDULE 13D

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  CUSIP NO. 150934107                                      PAGE 5 OF 19 PAGES
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------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      PHOENIX MANAGEMENT PARTNERS III,  A WASHINGTON PARTNERSHIP
      TAX I.D. 91-1430803 SEE ITEM 2 FOR IDENTIFICATION OF GENERAL PARTNERS

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      WC

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                                                               S 2(d) OR 2(e)[_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      WASHINGTON

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                                    234,459(A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                                        0(A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                                     234,459(A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                                        0(A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                                                                  234,459(A)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12   (SEE INSTRUCTIONS)
                                                                         [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                                                                       1.80%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
      PN

------------------------------------------------------------------------------

(A) Excludes an aggregate of 490,133 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. See Exhibit A hereto.
                                                          ---------

                                 SCHEDULE 13D

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  CUSIP NO. 150934107                                      PAGE 6 OF 19 PAGES
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------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      THE PHOENIX PARTNERS IV LIMITED PARTNERSHIP
      TAX I.D. 91-1702870 SEE ITEM 2 FOR IDENTIFICATION OF GENERAL PARTNER

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      WC

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                                                               S 2(d) OR 2(e)[_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                                    300,000(A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                                        0(A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                                     300,000(A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                                        0(A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                                                                  300,000(A)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12   (SEE INSTRUCTIONS)
                                                                         [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                                                                       2.30%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
      PN

------------------------------------------------------------------------------

(A) Excludes an aggregate of 424,592 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. See Exhibit A hereto.
                                                          ---------

                                 SCHEDULE 13D

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  CUSIP NO. 150934107                                      PAGE 7 OF 19 PAGES
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------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      PHOENIX MANAGEMENT IV, L.L.C.
      TAX I.D. 91-1702871 SEE ITEM 2 FOR LIST OF MEMBERS OF GENERAL PARTNER

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      WC

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                                                               S 2(d) OR 2(e)[_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                                                    300,000(A)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                                        0(A)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                                                     300,000(A)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                                        0(A)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                                                                  300,000(A)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12   (SEE INSTRUCTIONS)
                                                                         [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                                                                       2.30%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 14
      OO

------------------------------------------------------------------------------

(A) Excludes an aggregate of 424,592 shares owned beneficially by the other reporting persons indicated in this Schedule 13D, as to which this reporting person disclaims beneficial ownership. See Exhibit A hereto.
                                                          ---------

                                 SCHEDULE 13D

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  CUSIP NO. 150934107                                      PAGE 8 OF 19 PAGES
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     ITEM 1.

     SECURITY AND ISSUER.
     -------------------

     The title of the class of securities to which this Schedule 13D relates is Common Stock, $0.001 par value per share (the "Common Stock"), of Cell Therapeutics, Inc., a Washington corporation (the "Issuer"). The principal executive offices of the Issuer are located at 201 Elliott Ave. W, Suite 400, Seattle, WA 98119.

     ITEM 2.

     IDENTITY AND BACKGROUND.
     -----------------------

     Set forth below is the following information with respect to each of the persons filing this Schedule 13D and each of its general partners, trustees or members, as the case may be: (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) principal business (if entity) or principal occupation and name, business and address of employer (if individual); (d) information concerning criminal convictions during the past five years; (e) information concerning civil or administrative proceedings during the last five years with respect to any state or federal securities laws and (f) state of organization or citizenship.

I.

a) The Phoenix Partners II Limited Partnership Liquidating Trust, ("Phoenix II"). The Trustee of Phoenix II is Phoenix Management Partners II, a Washington Limited Partnership.
b)   1000 Second Avenue, Suite 3600, Seattle, WA 98104
c) Phoenix II is a Liquidating Trust for a limited partnership investment fund.
d)   No convictions in criminal proceedings(1)
e)   No civil or administrative proceedings(1)
f)   Washington

II.

a) Phoenix Management Partners II, a Washington limited partnership ("Phoenix Management II"). The Managing General Partner of Phoenix Management II is Stuart C. Johnston. The Non-Managing General Partner of Phoenix Management II is: David B. Johnston.
b)   1000 Second Avenue, Suite 3600, Seattle, WA 98104
c)   Phoenix Management II is a Limited Partnership Investment Fund Manager.
d)   No convictions in criminal proceedings(1)
e)   No civil or administrative proceedings(1)
f)   Washington

III.

a) The Phoenix Partners III Limited Partnership, a Washington limited partnership ("Phoenix III"). The General Partner of Phoenix III is: Phoenix Management Partners III, a Washington limited partnership. ("Phoenix Management III").
b)   1000 Second Avenue, Suite 3600, Seattle, WA 98104
c)   Phoenix III is a Limited Partnership Investment Fund.
d)   No convictions in criminal proceedings(1)
e)   No civil or administrative proceedings(1)
f)   Washington

                                 SCHEDULE 13D

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  CUSIP NO. 150934107                                      PAGE 9 OF 19 PAGES
------------------------------------------------------------------------------

IV.

a) Phoenix Management Partners III, a Washington limited partnership ("Phoenix Management III"). The Managing General Partner of Phoenix Management III is: Stuart C. Johnston. The Non-Managing General Partner of Phoenix Management III is: David B. Johnston.
b)   1000 Second Avenue, Suite 3600, Seattle, WA 98104.
c)   Phoenix Management III is a Limited Partnership Investment Fund Manager.
d)   No convictions in criminal proceedings(1)
e)   No civil or administrative proceedings(1)
f)   Washington

V.

a) The Phoenix Partners IV Limited Partnership, a Delaware limited partnership("Phoenix IV"). The General Partner of Phoenix IV is Phoenix Management IV, L.L.C., a Delaware limited liability company ("Phoenix Management IV").
b)   1000 Second Avenue, Suite 3600, Seattle, WA 98104.
c)   Phoenix IV is a Limited Partnership Investment Fund.
d)   No convictions in criminal proceedings(1)
e)   No civil or administrative proceedings(1)
f)   Delaware

VI.

a) Phoenix Management IV, L.L.C., a Delaware limited liability company ("Phoenix Management IV"). The Managing Member of Phoenix Management IV is:
     Stuart C. Johnston. The Non-Managing Member of Phoenix Management IV is:
     David B. Johnston.
b)   1000 Second Avenue, Suite 3600, Seattle, WA 98104.
c)   Phoenix Management IV is a Limited Liability Company Investment Fund
     Manager.
d)   No convictions in criminal proceedings(1)
e)   No civil or administrative proceedings(1)
f)   Delaware.


------------------------
Footnotes to Item 2:
-------------------

(1) During the last five years, no person listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     ITEM 3.

     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     -------------------------------------------------

     The shares of the Issuer's Common Stock with respect to which this Schedule 13D is being filed were purchased by the reporting persons using general investment funds contributed by their respective partners or members. Set forth in Exhibit B hereto is a list of the acquisitions, giving the
              ---------
     purchase price thereof. Such information is incorporated by reference herein.

                                 SCHEDULE 13D

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  CUSIP NO. 150934107                                      PAGE 10 OF 19 PAGES
------------------------------------------------------------------------------


     ITEM 4.

     PURPOSE OF TRANSACTION.
     ----------------------

     The acquisition of the shares of the Issuer's Common Stock that are the subject of this filing was made for the purpose of investment and not with a view to distribution of the shares or with a view toward acquiring control of the Issuer. The reporting persons may sell all or part of such shares or acquire additional securities of the Issuer depending on market conditions and other economic factors.

     Except as described above, no reporting person has any plans or proposals that relate to or would result in:

     a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Issuer;

     f. Any other material change in the Issuer's business or corporate structure;

     g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

     h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     j.   Any action similar to any of those enumerated above.



     ITEM 5.

     INTEREST IN SECURITIES OF THE ISSUER.
     ------------------------------------

     (A) AND (B) With respect to the amount of Common Stock beneficially owned by each reporting person, the nature of such beneficial ownership and the related percentages of the class of Common Stock, the information contained in each of the cover pages and in Exhibit A hereto is incorporated by
                                       ----------
     reference herein. As indicated in the cover pages hereto , pursuant to Rule 13d-4 each of the reporting persons hereby expressly disclaims beneficial ownership with respect to any and all shares beneficially owned by the other reporting persons indicated in this Schedule 13D. The aggregate number

                                 SCHEDULE 13D

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  CUSIP NO. 150934107                                      PAGE 11 OF 19 PAGES
------------------------------------------------------------------------------

  and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by the persons listed in Item 2 are as follows:

     Entity                    Shares Beneficially Owned   Percent of Class(1)
     ------                    -------------------------   -------------------
Phoenix II                               190,133 (2)                1.46%
Phoenix Management II                    190,133 (2)                1.46%
Phoenix III                              234,459 (3)                1.80%
Phoenix Management III                   234,459 (3)                1.80%
Phoenix IV                               300,000 (4)                2.30%
Phoenix Management IV                    300,000 (4)                2.30%
                                         -------                    ----
TOTAL                                    724,592                    5.54%


_________________

  (1) All percentages in this table are based, pursuant to Rule 13d-1(e) promulgated under the Securities Exchange Act of 1934, on 13,028,433 shares of the Common Stock of the Company outstanding, as reported in the Company's Annual Report on Form 10-K for the period ended December 31, 1996.

  (2) These shares are held of record by Phoenix II, which has sole voting and investment power with respect to such shares. Phoenix Management II, as the Trustee of Phoenix II, may be deemed to also have sole voting and investment power with respect to such shares. The Managing and Non-Managing General Partners of the general partner of Phoenix II may be deemed to have shared voting and dispositive power over the 190,133 shares held of record by Phoenix II.

  (3) These shares are held of record by Phoenix III which has sole voting and investment power with respect to such shares. Phoenix Management III, as the General Partner of Phoenix III, may be deemed to also have sole voting and investment power with respect to such shares. The Managing and Non-Managing General Partners of the general partner of Phoenix III may be deemed to have shared voting and dispositive power over the 234,459 shares held of record by Phoenix III.

  (4) These shares are held of record by Phoenix IV, which has sole voting and investment power with respect to such shares. Phoenix Management IV, as the General Partner of Phoenix IV, may be deemed to also have sole voting and investment power with respect to such shares. The Managing and Non-Managing Members of the General Partner of Phoenix IV may be deemed to have shared voting and dispositive power over the 300,000 shares held of record by Phoenix IV.

  (C) The following is a list of transactions in the Issuer's securities by the filing parties within the last 60 days:

                                                     Price Per
Entity                              Date    Shares     Share      Transaction
------                              ----    ------   ---------    -----------
The Phoenix Partners IV Limited    3/21/97  300,000   $10.00    Open Market Buy
Partnership

                                 SCHEDULE 13D

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  CUSIP NO. 150934107                                      PAGE 12 OF 19 PAGES
------------------------------------------------------------------------------

     ITEM 6.

     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
     ------------------------------------------------------------------------
     SECURITIES OF THE ISSUER.
     -------------------------

     Under the terms of the Limited Partnership Agreements for Phoenix II, Phoenix III and Phoenix IV (the "Funds"), the respective general partners of such Funds possess the power to manage the investment activities of the Funds, including the power to vote and direct the disposition of the securities with respect to which this Schedule 13D is filed.


     ITEM 7.

     MATERIAL TO BE FILED AS EXHIBITS.
     --------------------------------

     The following exhibits are attached hereto:

     A - Beneficial Ownership of Each Reporting Person

     B - List of Acquisitions of Common Stock by Each Reporting Person

     C - Statement Appointing Designated Filer and Authorized Signer

                                 SCHEDULE 13D

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  CUSIP NO. 150934107                                      PAGE 13 OF 19 PAGES
------------------------------------------------------------------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  March 31, 1997

                              The Phoenix Partners II Limited Partnership
                              Liquidating Trust

                              By: Phoenix Management Partners II, a Washington Limited partnership
                                   Its General Partner


                              By:     /s/ Stuart C. Johnston
                                   -----------------------------------
                                   Name:  Stuart C. Johnston
                                   Title:  Managing General Partner



                              Phoenix Management Partners II,
                              a Washington limited partnership

                              By:     /s/ Stuart C. Johnston
                                   -----------------------------------
                                   Name:  Stuart C. Johnston
                                   Title:  Managing General Partner



                              The Phoenix Partners III Limited Partnership

                              By: Phoenix Management Partners III,
                                  a Washington limited partnership

                              By:     /s/ Stuart C. Johnston
                                   -----------------------------------
                                   Name:  Stuart C. Johnston
                                   Title:  Managing General Partner



                              Phoenix Management Partners III,
                              a Washington limited partnership

                              By:     /s/ Stuart C. Johnston
                                   -----------------------------------
                                   Name:  Stuart C. Johnston
                                   Title:  Managing General Partner

                                 SCHEDULE 13D

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  CUSIP NO. 150934107                                      PAGE 14 OF 19 PAGES
------------------------------------------------------------------------------


                              The Phoenix Partners IV Limited Partnership

                              By: Phoenix Management IV, L.L.C.

                              By:     /s/ Stuart C. Johnston
                                   ---------------------------------------
                                   Name:  Stuart C. Johnston
                                   Title:  Managing Member



                              Phoenix Management IV, L.L.C.

                              By:     /s/ Stuart C. Johnston
                                   ----------------------------------------
                                   Name:  Stuart C. Johnston
                                   Title:  Managing Member

                                 SCHEDULE 13D

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  CUSIP NO. 150934107                                      PAGE 15 OF 19 PAGES
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                                   EXHIBIT A
                                   ---------

                 BENEFICIAL OWNERSHIP OF EACH REPORTING PERSON
                 ---------------------------------------------

     Name of Reporting Person    Number of Shares   Percent of Class(1)
     ------------------------    -----------------  -------------------
Phoenix II                           190,133                1.46
Phoenix Management II                190,133 (2)            1.46
Phoenix III                          234,459                1.80
Phoenix Management III               234,459 (3)            1.80
Phoenix IV                           300,000                2.30
Phoenix Management IV                300,000 (4)            2.30
                                 ___________           _______________

     TOTAL                           724,592                5.56%


(1) The respective percentages set forth in this column were obtained by dividing the number of shares in the second column by the aggregate number of outstanding shares of Common Stock, which aggregate amount, according to the cover page of the Issuer's Annual Report on Form 10-K for the period ended December 31, 1996, was 13,028,433.

(2) Represents shares held of record by Phoenix II, of which Phoenix Management II is the Trustee.

(3) Represents shares held of record by Phoenix III, of which Phoenix Management III is the general partner.

(4) Represents shares held of record by Phoenix IV, of which Phoenix Management IV is the general partner.

                                 SCHEDULE 13D

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  CUSIP NO. 150934107                                      PAGE 16 OF 19 PAGES
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                                   EXHIBIT B
                                   ---------

      LIST OF ACQUISITIONS OF ISSUER'S SECURITIES BY EACH REPORTING PERSON
      --------------------------------------------------------------------

                                                                            Number of    Price per
     Name of Reporting Person   Date of Purchase  Class of Securities       Shares(1)    Share(1)
     ------------------------   ----------------  -------------------      ---------     --------
Phoenix II                           8-11-92           Common Stock             28,571      $17.50
Phoenix II                          11-13-92           Common Stock             28,571      $17.50
Phoenix II                           3-21-95        Series A Preferred          44,326      $11.28
Phoenix II                           6-16-95        Series A Preferred          88,664      $11.28
Phoenix III                          8-11-92           Common Stock             28,571      $17.50
Phoenix III                         11-13-92           Common Stock             28,571      $17.50
Phoenix III                          3-21-95        Series A Preferred          44,326      $11.28
Phoenix III                          6-16-95        Series A Preferred          88,664      $11.28
Phoenix III                          9-24-96        Series A Preferred          44,325      $11.28
Phoenix IV                           3-21-97           Common Stock            300,000      $10.00

________________
(1) Expressed on a common equivalent share basis. All outstanding shares of Series A Preferred Stock of the Issuer were automatically converted into Common Stock in connection with the Issuer's initial public offering of its Common Stock on March 21, 1997.

                                 SCHEDULE 13D

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  CUSIP NO. 150934107                                      PAGE 17 OF 19 PAGES
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                                   EXHIBIT C
                                   ---------

          STATEMENT APPOINTING DESIGNATED FILER AND AUTHORIZED SIGNER


     The undersigned entities (the "Reporting Persons") hereby designate PHOENIX MANAGEMENT IV (the "Designated Filer") as the beneficial owner to make filings of Schedules 13D and 13G (and any amendments thereto) pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and of Forms 3, 4 and 5 pursuant to Section 16(a) of the Exchange Act (collectively, the "Reports") with respect to the securities of Cell Therapeutics, Inc. (the "Company").

     Each Reporting Person hereby further authorizes and designates STUART C. JOHNSTON (the "Authorized Signer") to execute and file on behalf of such Reporting Person the Reports with respect to the securities of the Company, including all Schedules 13D and 13G and Forms 3, 4 and 5, and any amendments thereto, that the Reporting Person may be required to file with the United States Securities and Exchange Commission as a result of the Reporting Person's ownership of, or transactions in, securities of the Company.

     The authority of the Designated Filer and the Authorized Signer under this document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file Forms 3, 4 and 5 or Schedules 13D or 13G with respect to the Reporting Person's ownership of, or transactions in, securities of the Company, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signer are not assuming any of the Reporting Person's responsibilities to comply with Section 13(d) or Section 16 of the Exchange Act.

                                 SCHEDULE 13D

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  CUSIP NO. 150934107                                      PAGE 18 OF 19 PAGES
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                                   SIGNATURE

     Dated:  March 31, 1997

                              The Phoenix Partners II Limited Partnership
                              Liquidating Trust

                              By: Phoenix Management Partners II, a Washington Limited partnership
                                   Its General Partner


                              By:     /s/ Stuart C. Johnston
                                   -----------------------------------
                                   Name:  Stuart C. Johnston
                                   Title:  Managing General Partner



                              Phoenix Management Partners II,
                              a Washington limited partnership

                              By:     /s/ Stuart C. Johnston
                                   -----------------------------------
                                   Name:  Stuart C. Johnston
                                   Title:  Managing General Partner



                              The Phoenix Partners III Limited Partnership

                              By: Phoenix Management Partners III,
                                  a Washington limited partnership

                              By:     /s/ Stuart C. Johnston
                                   ------------------------------------
                                   Name:  Stuart C. Johnston
                                   Title:  Managing General Partner



                              Phoenix Management Partners III,
                              a Washington limited partnership

                              By:     /s/ Stuart C. Johnston
                                   -------------------------------------
                                   Name:  Stuart C. Johnston
                                   Title:  Managing General Partner

                                 SCHEDULE 13D

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  CUSIP NO. 150934107                                      PAGE 19 OF 19 PAGES
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                              The Phoenix Partners IV Limited Partnership

                              By: Phoenix Management IV, L.L.C.

                              By:     /s/ Stuart C. Johnston
                                   ---------------------------------------
                                   Name:  Stuart C. Johnston
                                   Title:  Managing Member



                              Phoenix Management IV, L.L.C.

                              By:     /s/ Stuart C. Johnston
                                   ----------------------------------------
                                   Name:  Stuart C. Johnston
                                   Title:  Managing Member